SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) Or 13(e)(1)
of The Securities Exchange Act of 1934

GLOBAL CHARTIST FUND, LLC
(Name of Issuer)

GLOBAL CHARTIST FUND, LLC
(Name of Person(s) Filing Statement)

LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Bryan McKigney
Global Chartist Fund, LLC
85 Broad Street
24th Floor
New York, New York  10004
(212) 667-4225

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Kenneth S. Gerstein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000

April 24, 2013
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $29,253,859.13 (a)    Amount of Filing Fee: $3,990.23 (b)

(a)	Calculated as the aggregate maximum purchase price for Interests.

(b)	Calculated at $136.40 per $1,000,000 of Transaction Valuation.
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

 ITEM 1.         SUMMARY TERM SHEET.

As stated in the offering documents of Global Chartist Fund, LLC (the "Fund"), the Fund is offering to purchase limited liability company interests in the Fund ("Interest" or "Interests" as the context requires) from members of the Fund (each, a "Member" and collectively, the "Members") at their net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund a Member desires to tender). The Fund's offer to purchase Interests from Members (the "Offer") will remain open until 12:00 midnight, Eastern Time, on Tuesday, May 21, 2013, unless the Offer is extended.

The net asset value of the Interests will be calculated for this purpose on May 23, 2013 (the "Valuation Date"). The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of the Interests during the Fund's audit for its fiscal year ending December 31, 2013, which the Fund expects will be completed by the end of February 2014, and the audited net asset value will be used to determine the final amount paid for tendered Interests.

Members may tender their entire Interest, a portion of their Interest defined as a specific dollar value or a portion of their Interest above the required minimum capital account balance. If a Member tenders its entire Interest, subject to any extension of the Offer, the Fund will pay the Member in cash no later than May 28, 2013, at least 95% of the unaudited net asset value of the Member's Interest tendered and accepted by the Fund based on the Fund's calculation of the net asset value as of May 23, 2013 (or, if the Offer is extended, the net asset value as of the new Valuation Date), less any incentive allocation payable to Advantage Advisers Multi-Manager, L.L.C., the investment adviser of the Fund (the "Adviser") (or any affiliate designated by the Adviser) on May 23, 2013, if any. The Fund will owe the Member the balance, for which it will give the Member a promissory note (the "Note") that will be held in the Member's brokerage account through which the Member invested in the Fund.

A Member that tenders for purchase only a portion of such Member's Interest will be required to maintain a capital account balance equal to the greater of: (i) the current minimum initial investment requirement imposed by the Fund, net of the amount of the incentive allocation, if any, that is to be debited from the capital account of the Member on the Valuation Date of the Offer (the "Incentive Allocation") or would be so debited if the Valuation Date were a day on which an Incentive Allocation, if any, was made (the "Tentative Incentive Allocation"); or (ii) the amount of the Tentative Incentive Allocation, if any. In the case of a partial tender of an Interest, the Fund will pay the full estimated net asset value of the portion of the Interest tendered in cash no later than May 28, 2013, subject to any extension of the Offer. If a Member tenders an amount less than its entire Interest, the Fund reserves the right to purchase less than the amount tendered by a Member if the purchase would cause the Member's capital account in the Fund to have a value less than the required minimum balance. The Fund will make payment for the Interests it purchases from one or more of the following sources: cash on hand, the proceeds from the sale of and/or delivery of portfolio securities held by the Fund or by borrowings (which the Fund does not intend to do).

Following this summary is a formal notice of the Offer. The Offer remains open to Members until 12:00 midnight, Eastern Time, on Tuesday, May 21, 2013, the expected expiration date of the Offer. Until that time, Members have the right to withdraw the tenders of their Interests. Members will also have the right to withdraw tenders of their Interests at any time after Wednesday, June 19, 2013, 40 business days from the commencement of the Offer, assuming their Interests have not yet been accepted for purchase by the Fund.

If a Member would like the Fund to purchase its Interest or a portion of its Interest, it should complete, sign and either (i) mail (via certified mail, return receipt requested) or otherwise deliver a Letter of Transmittal, attached to this document as Exhibit C, to BNY Mellon Alternative Investment Services ("BNY"), at P.O. Box 220, Claymont, Delaware 19703, Attention: OPCO Investor Services; overnight delivery to: 400 Bellevue Parkway, Mailstop 19C-

0204, Wilmington, Delaware 19809, or (ii) fax it to BNY at (302) 791-3105 or (302) 793-8132, so that it is received before 12:00 midnight, Eastern Time, on Tuesday, May 21, 2013. If you send in your tender document by fax, you must call BNY at (888) 697-9661 or (866) 306-0232 prior to May 21, 2013 to confirm receipt.

Of course, the value of the Interests will change between April 17, 2013 (the last date prior to the commencement of the Offer as of which net asset value was calculated) and May 23, 2013, the date as of which the value of Interests tendered to the Fund will be determined for purposes of calculating the purchase price for Interests. Even if a Member tenders its Interest and it is purchased by the Fund promptly after the Offer expires, the value of the Investor's investment in the Fund will continue to be affected by the investment results of the Fund until the date as of which tendered Interests are valued. Members may obtain the estimated net asset value of their Interests, which the Fund calculates weekly until the expiration date of the Offer and daily for the last five business days of the Offer, by contacting BNY Mellon Alternative Investment Services at (888) 697-9661 or (866) 306-0232 or at the address set forth above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

Please note that just as each Member has the right to withdraw the tender of an Interest, the Fund has the right to cancel, amend, postpone or extend this Offer at any time up to and including the acceptance of tenders pursuant to the Offer. Also realize that although the Offer expires at 12:00 midnight, Eastern Time, on Tuesday, May 21, 2013, a Member that tenders its Interest will remain a Member with respect to the Interest tendered and accepted for purchase by the Fund through May 23, 2013, when the net asset value of the Member's Interest is calculated.

ITEM 2.         ISSUER INFORMATION.

(a)    The name of the issuer is Global Chartist Fund, LLC.  The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 85 Broad Street, 24th Floor, New York, New York 10004 and the telephone number is (212) 667-4225.

(b)   The title of the securities that are the subject of the Offer is limited liability company interests or portions thereof in the Fund. (As used herein, the term "Interest" or "Interests" as the context requires, refers to the limited liability company interests in the Fund and portions thereof that constitute the class of security that is the subject of this Offer or the limited liability company interests in the Fund or portions thereof that are tendered by the Members pursuant to the Offer.) As of the close of business on April 17, 2013, there was $29,253,859.13 outstanding in capital of the Fund, represented by Interests. Subject to the conditions set forth in the Offer, the Fund will purchase up to $29,253,859.13 of Interests that are tendered by Members and not withdrawn as described in ITEM 1, subject to any extension of the Offer.

(c)    Interests are not traded in any market, and any transfer thereof is strictly limited by the terms of the Fund's Limited Liability Company Agreement dated as of August 17, 2011 (the "LLC Agreement").

ITEM 3.         IDENTITY AND BACKGROUND OF FILING PERSON.

(a)    The name of the filing person is Global Chartist Fund, LLC.  The Fund's principal executive office is located at 85 Broad Street, 24th Floor, New York, New York 10004 and the telephone number is (212) 667-4225. The investment adviser of the Fund is Advantage Advisers Multi-Manager, L.L.C. The principal executive office of the Adviser is located at 85 Broad Street, 24th Floor, New York, New York 10004 and the telephone number is (212) 667-4225. The Fund's managers (the "Managers" or the "Board of Managers" as the context requires) are Kenneth D. Baronoff, Evan B. Behrens, Steven L. Cohen, Bryan McKigney and Todd T. Milbourn. Their address is c/o Oppenheimer Asset Management, Inc., 85 Broad Street, 24th Floor, New York, New York 10004 and their telephone number is (212) 667-4225.

ITEM 4.         TERMS OF THIS TENDER OFFER.

(a)    (1) (i) Subject to the conditions set forth in the Offer, the Fund will purchase up to $29,253,859.13 of Interests that are tendered by Members and not withdrawn as described in ITEM 1. The initial expiration date of the Offer is 12:00 midnight, Eastern Time, Tuesday, May 21, 2013 (such time and date, the "Initial Expiration Date"), subject to any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is called the "Expiration Date."

(ii)               The purchase price of Interests tendered to the Fund for purchase will be their net asset value as of the Valuation Date if the Offer expires on the Initial Expiration Date, and otherwise, the net asset value thereof as of the close of business on any later date as corresponds to any extension of the Offer. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

For a Member that tenders its entire Interest, payment of the purchase price will consist of: (a) cash in an aggregate amount equal to at least 95% of the unaudited net asset value of Interests tendered and accepted by the Fund, determined as of the Valuation Date payable within five calendar days after the Valuation Date (the "95% Cash Payment"); and (b) a Note entitling the holder thereof to a contingent payment equal to the excess, if any, of (i) the net asset value of the Interests tendered by the Member and accepted by the Fund as of the Valuation Date, determined based on the audited financial statements of the Fund for calendar year 2013, over (ii) the 95% Cash Payment. The Note will be delivered to the tendering Member in the manner set forth in the Letter of Transmittal, attached as Exhibit C, within five calendar days after the Valuation Date and will not be transferable.

The Note will be payable in cash within ten calendar days after completion of the audit of the financial statements of the Fund for calendar year 2013. It is anticipated that the audit of the Fund's financial statements for calendar year 2013 will be completed by no later than 60 days after the end of the year. Any amounts payable under the Note will include interest, if any, earned by the Fund on an amount, deposited by the Fund in a segregated custodial account, equal to 5% of the unaudited net asset value of Interests tendered and accepted for purchase by the Fund. Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Managers determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members.

A Member that tenders for purchase only a portion of its Interest (subject to maintenance of the required minimum capital account balance described in ITEM 1 above) will receive cash in an aggregate amount equal to 100% of the estimated unaudited net asset value of Interests tendered and accepted for purchase by the Fund, determined as of the Valuation Date, payable within five calendar days after the Valuation Date.

A copy of: (a) the Cover Letter to the Offer to Purchase and Letter of Transmittal; (b) the Offer to Purchase; (c) a form of Letter of Transmittal; (d) a form of Notice of Withdrawal of Tender; and (e) forms of Letters from the Fund to Members that will be sent in connection with the Fund's acceptance of tenders of Interests, are attached hereto as Exhibits A, B, C, D and E, respectively.

(iii)             The scheduled expiration date of the Offer is 12:00 midnight, Eastern Time, Tuesday, May 21, 2013.

(iv)             Not applicable.

(v)               The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. The purchase price of an Interest tendered by any Member will be the net asset value thereof as of the close of business on May 23, 2013, if the Offer expires on the Initial Expiration Date, and otherwise, the net asset value thereof as of such later date as may be specified by the Fund in connection with any extension of the Offer. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer to: (a) cancel the Offer in the circumstances set forth in Section 7 of the Offer and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

(vi)             A tender of an Interest may be withdrawn at any time before 12:00 midnight, Eastern Time, Tuesday, May 21, 2013 and, if such Interest has not then been accepted for purchase by the Fund, at any time after Wednesday, June 19, 2013, 40 business days from the commencement of the Offer.

(vii)           Members wishing to tender Interests pursuant to the Offer should mail a completed and executed Letter of Transmittal to BNY, to the attention of OPCO Investor Services, at the address set forth on page 2 of the Offer or fax a completed and executed Letter of Transmittal to BNY, also to the attention of OPCO Investor Services, at one of the fax numbers set forth on page 2 of the Offer. If you send in your tender document by fax, you must call BNY at (888) 697-9661 or (866) 306-0232 prior to May 21, 2013 to confirm receipt. The completed and executed Letter of Transmittal must be received by BNY, either by mail or by fax, no later than the Expiration Date. The Fund recommends that all documents be submitted to BNY by certified mail, return receipt requested, or by facsimile transmission.

Any Member tendering an Interest pursuant to the Offer may withdraw its tender as described in (vi) above. To be effective, any notice of withdrawal must be timely received by BNY at the address or one of the fax numbers set forth on page 2 of the Offer. A form to use to give notice of withdrawal of a tender is available by calling BNY at the telephone numbers set forth on page 2 of the Offer. A tender of an Interest properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. However, subsequent to the withdrawal of a tendered Interest, the Interest may be tendered again prior to the Expiration Date by following the procedures described above.

(viii)         For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered when it gives written notice to the tendering Member of its election to purchase such Member's Interest.

(ix)             If more than $29,253,859.13 of Interests are duly tendered to the Fund prior to the Expiration Date and not withdrawn, the Fund may, in its sole discretion: (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended (the "1934 Act"); or (b) amend and extend the Offer to increase the amount of Interests that the Fund is offering to purchase. In the event the amount of Interests duly tendered exceeds the amount of Interests the Fund has offered to purchase pursuant to the Offer or any amendment thereof (including the amount of Interests, if any, the Fund may be willing to purchase as permitted by Rule 13e-4(f)(1)(ii) under the 1934 Act), the Fund will accept Interests duly tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests. The Offer may be extended, amended, canceled or postponed in various other circumstances described in (v) above.

(x)               The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Interests. Members that retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in Members that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Members on May 1, 2013 and thereafter from time to time.

(xi)             Not applicable.

(xii)           The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund from Members pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

In general, a Member from which an Interest is purchased by the Fund will be treated as receiving a distribution from the Fund. Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member's then adjusted tax basis in the Member's Interest. A Member's basis in such Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Interest. Cash distributed to a Member in excess of the adjusted tax basis of such Member's Interest is taxable as a capital gain or ordinary income, depending on the circumstances. A Member that has its entire Interest purchased by the Fund generally may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member's then adjusted tax basis in such Member's Interest.

(a) (2) Not applicable.

(b) Not applicable.

ITEM 5.         PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS WITH RESPECT TO THE ISSUER'S SECURITIES.

The Fund's Confidential Memorandum, as supplemented (the "Confidential Memorandum"), and the LLC Agreement, which were provided to each Member in advance of subscribing for Interests, provide that the Board of Managers has the discretion to determine whether the Fund will purchase Interests from Members from time to time pursuant to written tenders. In determining whether the Fund should repurchase Interests or portions thereof from Members pursuant to written tenders, the Board of Managers considers the recommendation of the Adviser. The Adviser expects that it will recommend to the Board of Managers that the Fund purchase Interests from Members twice each year, effective at the end of June and at the end of December. The Adviser has recommended, and the Board of Managers has approved, this Offer commencing as of April 24, 2013. The Fund previously offered to purchase Interests from Members pursuant to written tenders effective as of June 30, 2012 and December 31, 2012.

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this Offer (whether or not legally enforceable) between: (i) the Fund and any Manager, the Adviser or any person controlling the Fund or controlling the Adviser; and (ii) any person, with respect to Interests. However, the LLC Agreement provides that the Fund will be dissolved if the Interest of any Member that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender its entire Interest for purchase by the Fund has not been purchased within a period of two years of the request.

ITEM 6.         PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

(a)    The purpose of the Offer is to provide liquidity to Members that hold Interests, as contemplated by and in accordance with the procedures set forth in the Confidential Memorandum and the LLC Agreement.

(b)   Interests that are tendered to the Fund in connection with the Offer will be retired (effective as of the date of their purchase by the Fund), although the Fund may issue Interests from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended.

(c)    At a meeting of the Board of Managers held on April 17, 2013, the Board of Managers approved a Plan of Conversion pursuant to which the Fund will take various steps necessary to enable the Fund to terminate its registration under the 1940 Act and to operate as a private investment fund (the “Conversion”). The Adviser proposed the Conversion based on its belief that the Fund should be able to operate at lower costs as a private investment fund that is not registered under the 1940 Act.

The Fund is making this offer to repurchase Interests to provide liquidity to Members and to provide Members who do not wish to continue to hold Interests in the Fund after the Conversion the opportunity to have their Interests repurchased by the Fund prior to the Conversion.

The Fund currently has 219 Members. In order to effect the Conversion, the Fund must either have 100 or fewer Members, or all Members must be persons who are "qualified purchasers" (each, a "Qualified Purchaser"), as defined by the 1940 Act. The Board of Managers has authorized the repurchase of Interests of Members that are unable to certify their status as Qualified Purchasers in the event that, after the repurchase of Interests in the Offer, there are more than 100 Members. In such case, those Members would be entitled to receive payment of the value of their Interests determined as of the valuation date applicable to the repurchase of their Interests.

The Conversion will be effected upon satisfaction of certain conditions, including a condition that the Fund obtains an order of the Securities and Exchange Commission declaring that it has ceased to be an investment company as defined by the 1940 Act. It is expected, but cannot be assured, that such an order will be granted. The issuance of such an order will terminate the registration of the Fund under the 1940 Act, and thereafter the Fund and its Members will no longer have the benefit of the various protections afforded by the 1940 Act to investors in registered investment companies, including (among other things): (i) requirements that certain matters be approved by independent directors; (ii) requirements that changes in certain fundamental investment policies and restrictions be approved by investors; (iii) prohibitions on certain transactions with affiliates; and (iv) limitations on the borrowing of money for investment purposes (a practice known as "leverage") and other investment-related practices that involve various risks. The Adviser does not intend to implement any changes in the investment practices or investment program of the Fund in connection with the Conversion.

The LLC Agreement will be amended, effective upon the Conversion, to make certain changes relating to the operations and management of the Fund, the most significant of which are as follows:

• Management of the Fund will no longer be vested in the Board of Managers and instead will be vested in the Adviser as the managing member of the Fund. There will no longer be a Board of Managers.

• In lieu of submitting requests for the repurchase of Interests to withdraw capital from the Fund, Members will instead be given the opportunity to submit withdrawal requests on a semi-annual basis as of June 30 and December 31 of each year. The Adviser will have the authority to suspend or limit withdrawals rights under certain circumstances.

• Members will have only limited rights to vote or consent with respect to matters relating to the Fund and meetings of Members will not be held. If the vote or consent of Members is sought, the information Members receive relating to the matter for which such vote or consent is being requested will not be governed by the proxy rules adopted by the Securities and Exchange Commission and thus may not contain all of the information that would be required by the proxy rules.

A copy of the amended and restated LLC Agreement of the Fund, as it will be in effect after the Conversion, reflecting the changes discussed above and certain other changes will be distributed to Members in advance of the Conversion.

Expected Costs of the Conversion

The costs of the Conversion will be paid by the Fund. These costs are estimated at approximately $100,000, representing approximately 0.34% of the Fund's total net assets. Conversion costs are being capitalized by the Fund and will be amortized over a period of one year commencing after there are 100 or fewer Members or all remaining Members are Qualified Purchasers. Members who remain invested in the Fund during this period will bear these costs as investors in the Fund. Members whose Interests are repurchased will not bear Conversion-related costs.

Although the Adviser believes that the Fund will be able to operate at lower cost as a private investment fund that is not registered under the 1940 Act, it expects that during the one year period following the Conversion the operating expenses of the Fund will not change substantially from those incurred during the most recently completed fiscal year due to the amortization of Conversion costs. The Adviser estimates that the expense ratio of the Fund during this period will be 5%, as compared to an expense ratio of 7.3%, for the year ended December 31, 2012.

Except as disclosed above, the Fund, the Adviser and the Board of Managers do not have any plans or proposals that relate to or would result in: (1) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests on the first day of each month and from time to time in the discretion of the Fund), or the disposition of Interests; (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the identity of the Adviser or the members of the Board of Managers, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Managers, to fill any existing vacancy on the Board of Managers or to change any material term of the investment advisory arrangements with the Adviser; (5) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Managers determines may be necessary or appropriate to fund all or a portion of the purchase price for Interests to be acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the LLC Agreement or other actions that might impede the acquisition of control of the Fund by any person. Because Interests are not traded in any market, Sections (6), (7) and (8) of Regulation M-A § 229.1006 (c) are not applicable to the Fund.

Other than acceptance of subscriptions for Interests as of March 1, 2013 and April 1, 2013, there have been no transactions involving the Interests that were effected during the past 60 business days by the Fund, the Adviser, any member of the Board of Managers or any person controlling the Fund or the Adviser or controlling any Manager. The Adviser currently owns no Interests. The Adviser (or any affiliate designated by the Adviser) may be entitled under the terms of the LLC Agreement to receive an incentive allocation (if earned and subject to certain limitations), as specified in the LLC Agreement and described in the Confidential Memorandum.

ITEM 7.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)    The Fund expects that the purchase price for Interests acquired pursuant to the Offer, which will not exceed $29,253,859.13 (unless the Fund elects to purchase a greater amount), will be derived from one or more of the following sources: (i) cash on hand; (ii) the proceeds from the sale or delivery of securities and portfolio assets held by the Fund; and (iii) possibly borrowings, as described in paragraph (b), below. The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above.

(b)   The Fund, the Adviser and the Board of Managers have not determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to finance all or a portion of the purchase price for Interests from its existing margin facility established with the Fund's prime broker, Credit Suisse Securities (USA) LLC ("Credit Suisse"), subject to compliance with applicable law. If the Fund finances any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, The Bank of New York Mellon, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, Credit Suisse would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed from Credit Suisse will be made from additional funds contributed to the Fund by existing and/or new Members, or from the proceeds of the sale of securities and/or portfolio assets held by the Fund.

(d) See ITEM 7(b) above.

ITEM 8.         INTEREST IN SECURITIES OF THE ISSUER.

(a)    The Adviser currently owns no Interests. The Adviser may be entitled under the terms of the LLC Agreement to receive an incentive allocation (if earned and subject to certain limitations), as specified in the LLC Agreement and described in the Confidential Memorandum.

(b)   Other than the acceptance of subscriptions for Interests as of March 1, 2013 and April 1, 2013, there have been no transactions involving Interests that were effected during the past 60 business days by the Fund, the Adviser, any Manager or any person controlling the Fund or the Adviser.

ITEM 9.         PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.     FINANCIAL STATEMENTS.

(a)    (1) Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Members pursuant to Rule 30e-l under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Unaudited financial statements for the semi-annual period ended June 30, 2012, previously filed on EDGAR on Form N-CSR on September 5, 2012; and

Audited financial statements for the year ended December 31, 2012, previously filed on EDGAR on Form N-CSR on March 8, 2013.

(2)   The Fund is not required to and does not file quarterly unaudited financial statements under the 1934 Act. The Fund does not have shares, and consequently does not have earnings per share information.

(3)   Not applicable.

(4)   The Fund does not have shares, and consequently does not have book value per share information.

(b)   The Fund's assets will be reduced by the amount of the tendered Interests that are purchased by the Fund. Thus, income relative to assets may be affected by the Offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11.     ADDITIONAL INFORMATION.

(a)        (1)  None.

(2)   None.

(3)   Not applicable.

(4)   Not applicable.

(5)   None.

(b)   None.

ITEM 12.     EXHIBITS.

Reference is hereby made to the following exhibits which collectively constitute the Offer and are incorporated herein by reference:

A.	Cover Letter to the Offer to Purchase and Letter of Transmittal.
B.	Offer to Purchase.
C.	Form of Letter of Transmittal.
D.	Form of Notice of Withdrawal of Tender.
E.	Forms of Letters from the Fund to Members in Connection with the Fund's Acceptance of Tenders of Interests.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLOBAL CHARTIST FUND, LLC By: Board of Managers By: /s/ Bryan McKigney_____ Name: Bryan McKigney Title: Authorized Signatory

April 24, 2013

EXHIBIT INDEX

EXHIBIT

A. Cover Letter to the Offer to Purchase and Letter of Transmittal.

B. Offer to Purchase.

C. Form of Letter of Transmittal.

D. Form of Notice of Withdrawal of Tender.

E. Forms of Letters from the Fund to Members in Connection with the Fund's Acceptance of Tenders of Interests.

EXHIBIT A

Cover Letter to the Offer to Purchase and Letter of Transmittal

[Fund Letterhead]

April 24, 2013

Dear Global Chartist Fund, LLC Member:

We are writing to direct your attention to important information relating to a tender offer by Global Chartist Fund, LLC (the "Fund").

At a meeting of the Board of Managers of the Fund held on April 17, 2013, the Board of Managers approved a Plan of Conversion pursuant to which the Fund will take various steps necessary to enable the Fund to terminate its registration under the Investment Company Act of 1940 Act, as amended (the "1940 Act") and to operate as a private investment fund (the “Conversion”). The Adviser proposed the Conversion based on its belief that the Fund should be able to operate at lower costs as a private investment fund that is not registered under the 1940 Act.

The Fund is making an offer to repurchase up to 100% of its limited liability company interests in the Fund ("Interests") to provide liquidity to members of the Fund ("Members") and to provide Members who do not wish to continue to hold Interests in the Fund after the Conversion the opportunity to have their Interests repurchased by the Fund prior to the Conversion.

The Fund currently has 219 Members. In order to effect the Conversion, the Fund must either have 100 or fewer Members, or all Members must be persons who are "qualified purchasers" (each, a "Qualified Purchaser"), as defined by the 1940 Act. The Board of Managers has authorized the repurchase of Interests of Members that are unable to certify their status as Qualified Purchasers in the event that, after the repurchase of Interests in the Offer, there are more than 100 Members. In such case, those Members would be entitled to receive payment of the value of their Interests determined as of the valuation date applicable to the repurchase of their Interests.

More information about the Conversion is contained below and in the attached Offer to Purchase. If you are not interested in selling your Interests at this time and are willing to continue as an investor in a private fund, please disregard this notice and take no action.

The tender offer period will begin on Wednesday, April 24, 2013 and end at 12:00 midnight, Eastern Time, Tuesday, May 21, 2013. The purpose of the tender offer is to provide liquidity to Members and to enable Members to withdraw prior to the Conversion. Interests may be presented to the Fund for purchase only by tendering them during this or one of the Fund's subsequently announced tender offers or opportunities for withdrawal, with are expected, after the Conversion to be semi-annual as of June 30 and December 31 of each year.

A-1

 Should you wish to tender your Interest or a portion of your Interest for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal in the enclosed postage-paid envelope or by fax so that it arrives no later than 12:00 midnight, Eastern Time, on Tuesday, May 21, 2013. If you send in your tender document by fax, you must call BNY at (888) 697-9661 or (866) 306-0232 prior to May 21, 2013 to confirm receipt. Please review Section 3 (Amount of Tender) in the enclosed Offer to Purchase to determine if you are eligible to tender a portion of your investment. If you do not wish to tender your Interests, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ANY PORTION OF YOUR INTEREST AT THIS TIME.

All tenders of Interests must be received by the Fund's Administrator, BNY Mellon Alternative Investment Services, either by mail or by fax in good order by 12:00 midnight, Eastern Time, Tuesday, May 21, 2013.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call your Financial Advisor or OPCO Investor Services at our Administrator at (888) 697-9661 or (866) 306-0232.

IMPORTANT INFORMATION REGARDING THE CONVERSION

The Conversion will be effected upon satisfaction of certain conditions, including a condition that the Fund obtains an order of the Securities and Exchange Commission declaring that it has ceased to be an investment company as defined by the 1940 Act. It is expected, but cannot be assured, that such an order will be granted. The issuance of such an order will terminate the registration of the Fund under the 1940 Act, and thereafter the Fund and its Members will no longer have the benefit of the various protections afforded by the 1940 Act to investors in registered investment companies, including (among other things): (i) requirements that certain matters be approved by independent directors; (ii) requirements that changes in certain fundamental investment policies and restrictions be approved by investors; (iii) prohibitions on certain transactions with affiliates; and (iv) limitations on the borrowing of money for investment purposes (a practice known as "leverage") and other investment-related practices that involve various risks. The Adviser does not intend to implement any changes in the investment practices or investment program of the Fund in connection with the Conversion.

The Limited Liability Company Agreement of the Fund (the "LLC Agreement") will be amended, effective upon the Conversion, to make certain changes relating to the operations and management of the Fund, the most significant of which are as follows:

• Management of the Fund will no longer be vested in the Board of Managers and instead will be vested in the Adviser as the managing member of the Fund. There will no longer be a Board of Managers.

• In lieu of submitting requests for the repurchase of Interests to withdraw capital from the Fund, Members will instead be given the opportunity to submit withdrawal requests on a semi-annual basis as of June 30 and December 31 of each year. The Adviser will have the authority to suspend or limit withdrawals rights under certain circumstances.

A-2

• Members will have only limited rights to vote or consent with respect to matters relating to the Fund and meetings of Members will not be held. If the vote or consent of Members is sought, the information Members receive relating to the matter for which such vote or consent is being requested will not be governed by the proxy rules adopted by the Securities and Exchange Commission and thus may not contain all of the information that would be required by the proxy rules.

A copy of the amended and restated LLC Agreement of the Fund, as it will be in effect after the Conversion, reflecting the changes discussed above and certain other changes will be distributed to Members in advance of the Conversion.

Expected Costs of the Conversion

The costs of the Conversion will be paid by the Fund. These costs are estimated at approximately $100,000, representing approximately 0.34% of the Fund's total net assets. Conversion costs are being capitalized by the Fund and will be amortized over a period of one year commencing after there are 100 or fewer Members or all remaining Members are Qualified Purchasers. Members who remain invested in the Fund during this period will bear these costs as investors in the Fund. Members whose Interests are repurchased will not bear Conversion-related costs.

Although the Adviser believes that the Fund will be able to operate at lower cost as a private investment fund that is not registered under the 1940 Act, it expects that during the one year period following the Conversion the operating expenses of the Fund will not change substantially from those incurred during the most recently completed fiscal year due to the amortization of Conversion costs. The Adviser estimates that the expense ratio of the Fund during this period will be 5%, as compared to an expense ratio of 7.3%, for the year ended December 31, 2012.

The Adviser believes that the Conversion will make the Fund a more attractive investment alternative for both new investors and existing Members. If you have any questions regarding this change, please contact your investment professional.

Sincerely,

Global Chartist Fund, LLC

A-3

 EXHIBIT B

Offer to Purchase

GLOBAL CHARTIST FUND, LLC
85 Broad Street
24th Floor
NEW YORK, NEW YORK 10004

OFFER TO PURCHASE UP TO $29,253,859.13 OF OUTSTANDING
INTERESTS AT NET ASSET VALUE
DATED April 24, 2013

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
12:00 MIDNIGHT, EASTERN TIME, TUESDAY, MAY 21, 2013
UNLESS THE OFFER IS EXTENDED

To the Members of
Global Chartist Fund, LLC:

Global Chartist Fund, LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), is offering to purchase for cash on the terms and conditions set forth in this offer and the related Letter of Transmittal (which together constitute the "Offer") up to $29,253,859.13 of Interests in the Fund or portions thereof pursuant to tenders by members of the Fund ("Members") at a price equal to their net asset value as of May 23, 2013, if the Offer expires on May 21, 2013. (As used in this Offer, the term "Interest" or "Interests" as the context requires, shall refer to the interests in the Fund and portions thereof representing beneficial interests of ownership in the Fund.) If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the net asset value of such Interests will be determined as of the close of business on the valuation date of the Offer. This Offer is being made to all Members and is not conditioned on any minimum amount of Interests being tendered, but is subject to certain conditions described below. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund's Limited Liability Company Agreement dated as of August 17, 2011.

As discussed in more detail in this Offer to Purchase, at a meeting of the Board of Managers of the Fund held on April 17, 2013, the Board of Managers approved a Plan of Conversion pursuant to which the Fund will take various steps necessary to enable the Fund to terminate its registration under the Investment Company Act of 1940 Act, as amended (the "1940 Act") and to operate as a private investment fund (the “Conversion”). The Adviser proposed the Conversion based on its belief that the Fund should be able to operate at lower costs as a private investment fund that is not registered under the 1940 Act. The Fund is making this offer to repurchase Interests to provide liquidity to Members and to provide Members who do not wish to continue to hold Interests in the Fund after the Conversion the opportunity to have their Interests repurchased by the Fund prior to the Conversion.

B-1

Global Chartist Fund, LLC

Members should realize that the value of Interests tendered in this Offer will likely change between April 17, 2013 (the last date prior to the commencement of the Offer as of which net asset value was calculated) and May 23, 2013, the date as of which the value of Interests tendered to the Fund will be determined for purposes of calculating the purchase price for Interests. Members tendering their Interests should also note that they will remain Members with respect to the Interest tendered and accepted for purchase by the Fund through May 23, 2013, the valuation date of the Offer when the net asset value of their Interests is calculated. Any tendering Members that wish to obtain the estimated net asset value of their Interests should contact BNY Mellon Alternative Investment Services, at the telephone numbers or address set forth below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

Members desiring to tender all or any portion of their Interests in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and mail or fax it to the Fund in the manner set forth in Section 4 below.

IMPORTANT

The Fund, its investment adviser and its Board of Managers do not make any recommendation to any Member as to whether to tender or refrain from tendering Interests. Members must make their own decisions whether to tender Interests, and, if they choose to do so, their portion of their Interests to tender.

Because each Member's investment decision is a personal one, based on its own financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Members should tender Interests pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission. Neither the Securities and Exchange Commission nor any state securities commission has passed on the fairness or merits of this transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions, requests for assistance and requests for additional copies of the Offer may be directed to the Fund's service agent:

B-2

Global Chartist Fund, LLC

BNY Mellon Alternative Investment Services P.O. Box 220 Claymont, DE 19703 Attention: OPCO Investor Services Phone: (888) 697-9661 (866) 306-0232 Fax: (302) 791-3105 (302) 793-8132

B-3

Global Chartist Fund, LLC

TABLE OF CONTENTS

1.	Background and Purpose of the Offer	6

2.	Offer to Purchase and Price	7

3.	Amount of Tender	8

4.	Procedure for Tenders	9

5.	Withdrawal Rights	9

6.	Purchases and Payment	10

7.	Certain Conditions of the Offer	11

8.	Certain Information About the Fund	12

9.	Certain Federal Income Tax Consequences	14

10.	Miscellaneous	14

11.	Financial Information	15

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Global Chartist Fund, LLC

SUMMARY TERM SHEET

•	As stated in the offering documents of Global Chartist Fund, LLC (hereinafter "we" or the "Fund"), we will purchase your limited liability company interests ("Interest" or "Interests" as the context requires) at their net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to tender). This offer to purchase Interests (the "Offer") will remain open until 12:00 midnight, Eastern Time, on Tuesday, May 21, 2013, unless the Offer is extended.
•	As discussed in more detail in this Offer to Purchase, at a meeting of the Board of Managers of the Fund held on April 17, 2013, the Board of Managers approved a Plan of Conversion pursuant to which the Fund will take various steps necessary to enable the Fund to terminate its registration under the 1940 Act and to operate as a private investment fund (the “Conversion”). The Adviser proposed the Conversion based on its belief that the Fund should be able to operate at lower costs as a private investment fund that is not registered under the 1940 Act. The Fund is making this offer to repurchase Interests to provide liquidity to Members and to provide Members who do not wish to continue to hold Interests in the Fund after the Conversion the opportunity to have their Interests repurchased by the Fund prior to the Conversion.
•	The net asset value of Interests will be calculated for this purpose on May 23, 2013, however, the Fund reserves the right to postpone such date (the "Valuation Date") in the event of any extension of the Offer. The Fund will review the net asset value calculation of Interests during the Fund's audit for its fiscal year ending December 31, 2013, which the Fund expects will be completed by the end of February 2014, and the audited net asset value will be used to determine the final amount paid for tendered Interests.
•	You may tender your entire Interest, a portion of your Interest defined as a specific dollar value or a portion of your Interest above the required minimum capital account balance subject to the conditions discussed below.
•	If you tender your entire Interest, subject to any extension of the Offer, we will pay you in cash no later than May 28, 2013, at least 95% of the unaudited net asset value of your Interest tendered and accepted for repurchase by the Fund as of May 23, 2013 (or, if the Offer is extended, the new Valuation Date), less any incentive allocation payable to Advantage Advisers Multi-Manager, L.L.C., the investment adviser of the Fund (the "Adviser") (or any affiliate designated by the Adviser) on May 23, 2013, if any. We will owe you the balance, for which we will give you a promissory note (the "Note") that will be held in your brokerage account through which the member invested in the Fund.
B-5

Global Chartist Fund, LLC

•	If you tender only a portion of your Interest, you will be required to maintain a capital account balance equal to the greater of: (i) the current minimum initial investment requirement imposed by the Fund, net of the amount of the incentive allocation, if any, that is to be debited from your capital account on the Valuation Date of the Offer (the "Incentive Allocation") or would be so debited if the Valuation Date were a day on which an Incentive Allocation, if any, was made (the "Tentative Incentive Allocation"); or (ii) the amount of the Tentative Incentive Allocation, if any. In the case of a partial tender of an Interest, we will pay the full estimated net asset value of the portion of the Interest tendered in cash no later than May 28, 2013, subject to any extension of the Offer. If you tender an amount less than your entire Interest, we reserve the right to purchase less than the amount you tender if the purchase would cause your account in the Fund to have a value less than the required minimum balance. We will pay you from one or more of the following sources: cash on hand, the proceeds from the sale of and/or delivery of portfolio securities held by the Fund, or by borrowings, if the Offer is extended (which we have not at this time determined to do).
•	Following this summary is a formal notice of the Offer. The Offer remains open to you until 12:00 midnight, Eastern Time, on Tuesday, May 21, 2013, the expected expiration date of the Offer. Until that time, you have the right to change your mind and withdraw any tender of your Interest. You will also have the right to withdraw the tender of your Interest at any time after Wednesday, June 19, 2013, 40 business days from the commencement of the Offer, assuming your Interest has not yet been accepted for purchase by the Fund.
•	If you would like the Fund to purchase your Interest or a portion of your Interest, you should (i) mail the Letter of Transmittal (enclosed with the Offer), to BNY Mellon Alternative Investment Services ("BNY") at P.O. Box 220, Claymont, Delaware 19703, Attention: OPCO Investor Services, overnight delivery to: 400 Bellevue Parkway, Mailstop 19C-0204, Wilmington, Delaware 19809, or (ii) fax it to BNY at (302) 791-3105 or (302) 793-8132, so that it is received before 12:00 midnight, Eastern Time, on Tuesday, May 21, 2013. If you send in your tender document by fax, you must call BNY at (888) 697-9661 or (866) 306-0232 prior to May 21, 2013 to confirm receipt.
•	The value of Interests will change between April 17, 2013 (the last date prior to the commencement of the Offer as of which net asset value was calculated) and May 23, 2013, the date as of which the value of Interests tendered to the Fund will be determined for purposes of calculating the purchase price for Interests. Even if your Interest is purchased by the Fund promptly after the Offer expires, the amount that the Fund will pay you for your Interest will continue to be affected by the investment results of the Fund until the date as of which tendered Interests are valued.
•	If you would like to obtain the estimated net asset value of your Interests which will be calculated weekly until the expiration date of the Offer and daily for the last five business days of the Offer, you may contact BNY at (888) 697-9661 or (866) 306-0232 or at the address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

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Global Chartist Fund, LLC

•	Please note that just as you have the right to withdraw the tender of an Interest, we have the right to cancel, amend, postpone or extend this Offer at any time up to and including the acceptance of tenders pursuant to the Offer, as described in more detail in Section 7 below. Also realize that although the Offer expires at 12:00 midnight, Eastern Time, Tuesday, May 21, 2013, you will remain a member of the Fund with respect to the Interest tendered and accepted for purchase by the Fund through May 23, 2013, when the net asset value of your Interest is calculated.

1.                  Background and Purpose of the Offer. The purpose of the Offer is to provide liquidity to members of the Fund (each, a "Member" and collectively, the "Members") that hold Interests, as contemplated by and in accordance with the procedures set forth in the Fund's Confidential Memorandum, as supplemented (the "Confidential Memorandum"), and the Fund's Limited Liability Company Agreement dated August 17, 2011 (the "LLC Agreement"). The Confidential Memorandum and the LLC Agreement, which were provided to each Member in advance of subscribing for Interests, provide that the managers of the Fund (the "Managers" or the "Board of Managers") have the discretion to determine whether the Fund will purchase Interests from Members from time to time pursuant to written tenders. In determining whether the Fund should repurchase Interests or portions thereof from Members pursuant to written tenders, the Board of Managers considers the recommendation of the Adviser. The Adviser expects that it will generally recommend to the Board of Managers that the Fund purchase Interests from Members twice each year, effective at the end of June and at the end of December. The Adviser has recommended, and the Board of Managers has approved, this Offer commencing as of April 24, 2013. The Fund previously offered to purchase Interests from Members pursuant to written tenders effective as of June 30, 2012 and December 31, 2012.

The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Interests. Members that retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in Members that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Members on May 1, 2013 and thereafter from time to time.

Interests that are tendered to the Fund in connection with this Offer will be retired (effective as of the date of their purchase by the Fund), although the Fund may issue Interests from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended.

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Global Chartist Fund, LLC

2.                  Offer to Purchase and Price. Subject to the conditions of the Offer, the Fund will purchase up to $29,253,859.13 of Interests that are tendered by Members and not withdrawn (in accordance with Section 5 below) prior to 12:00 midnight, Eastern Time, on Tuesday, May 21, 2013 (this time and date is called the "Initial Expiration Date"), or such later date as may be specified by the Fund in connection with any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is called the "Expiration Date." The Fund reserves the right to extend, amend, cancel or postpone the Offer as described in Sections 3 and 7 below. The purchase price of an Interest tendered will be its estimated net asset value as of the close of the Valuation Date, payable as set forth in Section 6. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. In order to illustrate the volatility of the Fund during the past two years, as of the close of business on April 17, 2013, the unaudited net asset value of an Interest corresponding to a capital contribution of $150,000 on the following closing dates of the Fund was as follows:

If you invested $150,000 on the following closing date:	Your Unaudited Net Asset Value as of April 17, 2013 would be:
January 13, 2012	$127,052.24

February 1, 2012	$128,172.26
March 1, 2012	$128,540.03
April 1, 2012	$133,107.30
May 1, 2012	$139,325.42
June 1, 2012	$142,837.52
July 1, 2012	$139,334.81
August 1, 2012	$141,308.11
September 1, 2012	$139,676.35
October 1, 2012	$140,697.08
November 1, 2012	$141,676.19
December 1, 2012	$141,121.06
January 1, 2013	$143,825.31
February 1, 2013	$145,437.64
March 1, 2013	$148,763.50
April 1, 2013	$153,086.71

As of the close of business on April 17, 2013, there was $29,253,859.13 outstanding in capital of the Fund held in Interests (based on the unaudited net asset value of such Interests). Members may obtain weekly estimated net asset value information until the expiration date of the Offer, and daily net asset value information for the last five business days of the Offer, by contacting BNY at the telephone numbers or address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

3.                  Amount of Tender. Subject to the limitations set forth below, Members may tender their entire Interest, a portion of their Interest defined as a specific dollar value or the portion of their Interest above the required minimum capital account balance, as described below. A Member that tenders for purchase only a portion of its Interest will be required to maintain a capital account balance equal to the greater of: (i) the current minimum initial investment requirement imposed by the Fund, net of the amount of the Incentive Allocation, if any, that is to be debited from the capital account of the Member on the Valuation Date of the Offer or would be so debited if the Valuation Date were a day on which an Incentive Allocation was made (the "Tentative Incentive Allocation"); or (ii) the amount of the Tentative Incentive Allocation, if any. If a Member tenders an amount less than the Member's entire Interest that would cause the Member's capital account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such Member so that the required minimum balance is maintained. The Offer is being made to all Members and is not conditioned on any minimum amount of Interests being tendered.

B-8

Global Chartist Fund, LLC

If the amount of Interests that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $29,253,859.13 (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Interests so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If more than $29,253,859.13 of Interests are duly tendered to the Fund prior to the Expiration Date and not withdrawn pursuant to Section 5 below, the Fund may, in its sole discretion: (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended (the "1934 Act"); or (b) amend and extend the Offer to increase the amount of Interests that the Fund is offering to purchase. In the event the amount of Interests duly tendered exceeds the amount of Interests the Fund has offered to purchase pursuant to the Offer or any amendment thereof (including the amount of Interests, if any, the Fund may be willing to purchase as permitted by Rule 13e-4(f)(1)(ii) under the 1934 Act), the Fund will accept Interests duly tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests. The Offer may be extended, amended, canceled or postponed in various other circumstances described in Section 7 below.

4.                  Procedure for Tenders. Members wishing to tender Interests pursuant to the Offer should mail or fax a completed and executed Letter of Transmittal to BNY, to the attention of OPCO Investor Services, at the address set forth on page 2, or fax a completed and executed Letter of Transmittal to BNY, also to the attention of OPCO Investor Services, to one of the fax numbers set forth on page 2. The completed and executed Letter of Transmittal must be received by BNY, either by mail or by fax, no later than the Expiration Date. If you send in your tender document by fax, you must call BNY at (888) 697-9661 or (866) 306-0232 prior to May 21, 2013 to confirm receipt.

The Fund recommends that all documents be submitted to BNY via certified mail, return receipt requested, or by facsimile transmission. Members wishing to confirm receipt of a Letter of Transmittal may contact BNY at the address or one of the telephone numbers set forth on page 2. The method of delivery of any documents is at the election and complete risk of the Member tendering an Interest including, but not limited to, the failure of BNY to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding.

The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular Member, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Adviser or the Board of Managers shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

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Global Chartist Fund, LLC

5.                  Withdrawal Rights. Any Member tendering an Interest pursuant to this Offer may withdraw its tender at any time prior to or on the Expiration Date and, at any time after Wednesday, June 19, 2013, 40 business days from the commencement of the Offer, assuming such Member's Interest has not yet been accepted for purchase by the Fund. To be effective, any notice of withdrawal of a tender must be timely received by BNY at the address or one of the fax numbers set forth on page 2. A form to give notice of withdrawal of a tender is available by calling BNY at one of the telephone numbers set forth on page 2. All questions as to the form and validity (including time of receipt) of notices of withdrawal of a tender will be determined by the Fund, in its sole discretion, and such determination will be final and binding. A tender of Interests properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be tendered again prior to the Expiration Date by following the procedures described in Section 4.

6.                  Purchases and Payment. For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered as if, and when, it gives written notice to the tendering Member of its election to purchase the Member's Interest.

A Member that tenders its entire Interest will receive payment of the purchase price consisting of: (1) cash in an aggregate amount equal to at least 95% of the unaudited net asset value of Interests tendered and accepted by the Fund, determined as of the Valuation Date payable within five calendar days after the Valuation Date, (the "95% Cash Payment") in the manner set forth below; and (2) a Note entitling the holder thereof to a contingent payment equal to the excess, if any, of (a) the net asset value of the Interests tendered by the Member and accepted by the Fund as of the Valuation Date, determined based on the audited financial statements of the Fund for calendar year 2013, over (b) the 95% Cash Payment. The Note will be delivered to the tendering Member in the manner set forth below within five calendar days after the Valuation Date and will not be transferable.

The Note will be payable in cash (in the manner set forth below) within ten calendar days after completion of the audit of the financial statements of the Fund for calendar year 2013. It is anticipated that the audit of the Fund's financial statements for calendar year 2013 will be completed no later than 60 days after the end of the year. Any amounts payable under the Note will include interest, if any, earned by the Fund on an amount, deposited by the Fund in a segregated custodial account, equal to 5% of the unaudited net asset value of Interests tendered and accepted for purchase by the Fund. Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Managers of the Fund determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members.

A Member that tenders only a portion of its Interest (subject to maintenance of the required minimum capital account balance described in ITEM 3, above) will receive cash in an aggregate amount equal to 100% of the estimated unaudited net asset value of Interests tendered and accepted for purchase by the Fund, determined as of the Valuation Date (the "100% Cash Payment") payable within five calendar days after the Valuation Date.

Both the 95% Cash Payment and the 100% Cash Payment (together, the "Cash Payment") will be made by wire transfer directly to the tendering Member's brokerage account through which the Member invested in the Fund. Cash Payments wired directly to brokerage accounts will be subject upon withdrawal from the account to any fees that the broker would customarily assess upon the withdrawal of cash from the account.

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Global Chartist Fund, LLC

The Note will be deposited directly to the tendering Member's brokerage account through which the Member invested in the Fund. Any contingent payment due pursuant to the Note will also be deposited directly to the tendering Member's brokerage account through which the Member invested in the Fund and will be subject upon withdrawal from the account to any fees that the broker would customarily assess upon the withdrawal of cash from the account.

The Fund expects that the purchase price for Interests acquired pursuant to the Offer, which will not exceed $29,253,859.13 (unless the Fund elects to purchase a greater amount), will be derived from: (a) cash on hand; (b) the proceeds of the sale or delivery of securities and portfolio assets held by the Fund; and/or (c) possibly borrowings, as described below. The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Note, as described above. The Fund, the Adviser and the Board of Managers have not determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to borrow money to finance any portion of the purchase price from its existing margin facility established with the Fund's prime broker, Credit Suisse Securities (USA) LLC ("Credit Suisse"), subject to compliance with applicable law. If the Fund finances any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, The Bank of New York Mellon, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, Credit Suisse would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed from Credit Suisse will be made from additional funds contributed to the Fund by existing and/or new Members, or from the proceeds of the sale of securities and portfolio assets held by the Fund.

7.                  Certain Conditions of the Offer. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. The purchase price of an Interest tendered by any Member will be the net asset value thereof as of the close of business on May 23, 2013, if the Offer expires on the Initial Expiration Date, and otherwise, the net asset value thereof as of such later date as may be specified by the Fund in connection with any extension of the Offer. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

B-11

Global Chartist Fund, LLC

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objectives and policies in order to purchase Interests tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Managers, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Members if Interests tendered pursuant to the Offer were purchased; or (c) the Board of Managers determines that it is not in the best interest of the Fund to purchase Interests pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

8.                  Certain Information About the Fund. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company. The principal office of the Fund is located at 85 Broad Street, 24th Floor, New York, New York 10004 and the telephone number is (212) 667-4225. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement.

At a meeting of the Board of Managers held on April 17, 2013, the Board of Managers approved a Plan of Conversion pursuant to which the Fund will take various steps necessary to enable the Fund to terminate its registration under the 1940 Act and to operate as a private investment fund (the “Conversion”). The Adviser proposed the Conversion based on its belief that the Fund should be able to operate at lower costs as a private investment fund that is not registered under the 1940 Act. The Fund is making this offer to repurchase Interests to provide liquidity to Members and to provide Members who do not wish to continue to hold Interests in the Fund after the Conversion the opportunity to have their Interests repurchased by the Fund prior to the Conversion.

The Fund currently has 219 Members. In order to effect the Conversion, the Fund must either have 100 or fewer Members, or all Members must be persons who are "qualified purchasers" (each, a "Qualified Purchaser"), as defined by the 1940 Act. The Board of Managers has authorized the repurchase of Interests of Members that are unable to certify their status as Qualified Purchasers in the event that, after the repurchase of Interests in the Offer, there are more than 100 Members. In such case, those Members would be entitled to receive payment of the value of their Interests determined as of the valuation date applicable to the repurchase of their Interests.

B-12

Global Chartist Fund, LLC

The Conversion will be effected upon satisfaction of certain conditions, including a condition that the Fund obtains an order of the Securities and Exchange Commission declaring that it has ceased to be an investment company as defined by the 1940 Act. It is expected, but cannot be assured, that such an order will be granted. The issuance of such an order will terminate the registration of the Fund under the 1940 Act, and thereafter the Fund and its Members will no longer have the benefit of the various protections afforded by the 1940 Act to investors in registered investment companies, including (among other things): (i) requirements that certain matters be approved by independent directors; (ii) requirements that changes in certain fundamental investment policies and restrictions be approved by investors; (iii) prohibitions on certain transactions with affiliates; and (iv) limitations on the borrowing of money for investment purposes (a practice known as "leverage") and other investment-related practices that involve various risks. The Adviser does not intend to implement any changes in the investment practices or investment program of the Fund in connection with the Conversion.

The LLC Agreement will be amended, effective upon the Conversion, to make certain changes relating to the operations and management of the Fund, the most significant of which are as follows:

• Management of the Fund will no longer be vested in the Board of Managers and instead will be vested in the Adviser as the managing member of the Fund. There will no longer be a Board of Managers.

• In lieu of submitting requests for the repurchase of Interests to withdraw capital from the Fund, Members will instead be given the opportunity to submit withdrawal requests on a semi-annual basis as of June 30 and December 31 of each year. The Adviser will have the authority to suspend or limit withdrawals rights under certain circumstances.

• Members will have only limited rights to vote or consent with respect to matters relating to the Fund and meetings of Members will not be held. If the vote or consent of Members is sought, the information Members receive relating to the matter for which such vote or consent is being requested will not be governed by the proxy rules adopted by the Securities and Exchange Commission and thus may not contain all of the information that would be required by the proxy rules.

A copy of the amended and restated LLC Agreement of the Fund, as it will be in effect after the Conversion, reflecting the changes discussed above and certain other changes will be distributed to Members in advance of the Conversion.

Expected Costs of the Conversion

The costs of the Conversion will be paid by the Fund. These costs are estimated at approximately $100,000, representing approximately 0.34% of the Fund's total net assets. Conversion costs are being capitalized by the Fund and will be amortized over a period of one year commencing after there are 100 or fewer Members or all remaining Members are Qualified Purchasers. Members who remain invested in the Fund during this period will bear these costs as investors in the Fund. Members whose Interests are repurchased will not bear Conversion-related costs.

Although the Adviser believes that the Fund will be able to operate at lower cost as a private investment fund that is not registered under the 1940 Act, it expects that during the one year period following the Conversion the operating expenses of the Fund will not change substantially from those incurred during the most recently completed fiscal year due to the amortization of Conversion costs. The Adviser estimates that the expense ratio of the Fund during this period will be 5%, as compared to an expense ratio of 7.3%, for the year ended December 31, 2012.

B-13

Global Chartist Fund, LLC

Except as disclosed above, the Fund, the Adviser and the Board of Managers do not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests on the first day of each month and from time to time in the discretion of the Fund) or the disposition of Interests; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the Adviser or the members of the Board of Managers, or in the management of the Fund, including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Managers, to fill any existing vacancy on the Board of Managers or to change any material term of the investment advisory arrangements with the Adviser; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Managers determines may be necessary or appropriate to fund any portion of the purchase price for Interests acquired pursuant to this Offer or in connection with ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (g) any actions, including any changes in the LLC Agreement, that may impede the acquisition of control of the Fund by any person.

Other than the acceptance of subscriptions for Interests as of March 1, 2013 and April 1, 2013, there have been no transactions involving the Interests that were effected during the past 60 business days by the Fund, the Adviser, any member of the Board of Managers or any person controlling the Fund or the Adviser or controlling any Manager. The Adviser currently owns no Interests. The Adviser may be entitled under the terms of the LLC Agreement to receive an incentive allocation (if earned and subject to certain limitations), as specified in the LLC Agreement and described in the Confidential Memorandum.

9.                  Certain Federal Income Tax Consequences. The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund from Members pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.

In general, a Member from which an Interest is purchased by the Fund will be treated as receiving a distribution from the Fund. Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member's then adjusted tax basis in the Member's Interest. A Member's basis in such Member's Interest will be reduced (but not below zero) by the amount of consideration received by the Member from the Fund in connection with the purchase of such Interest. A Member's basis in such Member's Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Interest. Cash distributed to a Member in excess of the adjusted tax basis of such Member's Interest is taxable as capital gain or ordinary income, depending on the circumstances. A Member that has its entire Interest purchased by the Fund may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member's then adjusted tax basis in such Member's Interest.

B-14

Global Chartist Fund, LLC

10.              Miscellaneous. The Offer is not being made to, nor will tenders be accepted from, Members in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuantthereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Members from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting BNY at the address and telephone numbers set forth on page 2 or from the Securities and Exchange Commission's internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the public reference office of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549.

11. Financial Information.

Reference is made to the following financial statements of the Fund which are incorporated herein by reference.

Unaudited financial statements for the semi-annual period ended June 30, 2012, previously filed on EDGAR on Form N-CSR on September 5, 2012; and

Audited financial statements for the year ended December 31, 2012, previously filed on EDGAR on Form N-CSR on March 8, 2013.

B-15

EXHIBIT C

Letter of Transmittal

Regarding Interests in

GLOBAL CHARTIST FUND, LLC

Tendered Pursuant to the Offer to Purchase

Dated April 24, 2013

The Offer and withdrawal rights will expire at, and this Letter of Transmittal must be received by the Fund, by 12:00 midnight, Eastern Time, on Tuesday, May 21, 2013, unless the Offer is extended.

Complete this Letter of Transmittal and Return by Mail or Fax to:

BNY Mellon Alternative Investment Services

P.O. Box 220

Claymont, Delaware 19703

Attn: OPCO Investor Services

Fax: (302) 791-3105

        (302) 793-8132

For additional information:

Phone: (888) 697-9661

          (866) 306-0232

C-1

Global Chartist Fund, LLC

Ladies and Gentlemen:

The undersigned hereby tenders to Global Chartist Fund, LLC (the "Fund"), a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware, the limited liability company interest in the Fund ("Interest" or "Interests" as the context requires) or portion thereof held by the undersigned, described and specified below, on the terms and conditions set forth in the offer to purchase, dated April 24, 2013 ("Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constitute the "Offer"). The tender and this Letter of Transmittal are subject to all the terms and conditions set forth in the Offer to Purchase, including, but not limited to, the absolute right of the Fund to reject any and all tenders determined by the Fund, in its sole discretion, not to be in the appropriate form.

The undersigned hereby sells to the Fund the Interest or portion thereof tendered hereby pursuant to the Offer. The undersigned hereby warrants that the undersigned has full authority to sell the Interest or portion thereof tendered hereby and that the Fund will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are purchased by it. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

The undersigned recognizes that under certain circumstances set forth in the Offer, the Fund may not be required to purchase any of the Interests or portions thereof tendered hereby.

Payment of the purchase price for the Interest or portion thereof tendered by the undersigned will be made by wire transfer of the funds to the undersigned's brokerage account through which the member invested in the Fund, as described in Section 6 of the Offer. The undersigned hereby represents and warrants that the undersigned understands that upon a withdrawal of such cash payment from the account, the broker may subject such withdrawal to any fees that the broker would customarily assess upon the withdrawal of cash from such account. (Any payment in the form of marketable securities would be made by means of special arrangement with the tendering member in the sole discretion of the Board of Managers of the Fund.)

A promissory note reflecting the contingent payment portion of the purchase price, if any, as described in Section 6 of the Offer to Purchase, will be deposited directly to the undersigned's brokerage account through which the member invested in the Fund. (Any contingent payment of cash due pursuant to the Note will also be deposited directly to the undersigned's brokerage account through which the member invested in the Fund and, upon a withdrawal of this cash from the account, the broker may impose any fees that would customarily be assessed upon the withdrawal of cash from the account.) The undersigned recognizes that the amount of the purchase price for Interests will be based on the unaudited net asset value of the Fund as of May 23, 2013, and that the contingent payment portion of the purchase price, if any, will be determined upon completion of the audit of the Fund's financial statements for calendar year 2013, which is anticipated to be completed not later than 60 days after December 31, 2013, the Fund's fiscal year end, and will be paid within ten calendar days thereafter.

C-2

Global Chartist Fund, LLC

All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in Section 5 of the Offer to Purchase, this tender is irrevocable.

PLEASE FAX OR MAIL IN THE ENCLOSED POSTAGE PAID ENVELOPE TO:

BNY Mellon Alternative Investment Services, P.O. Box 220, Claymont, DE 19703; Attn: OPCO Investor Services

Fax: (302) 791-3105 or (302) 793-8132

IF FAXING, CONFIRM RECEIPT BY CALLING: (888) 697-9661 or (866) 306-0232
For additional information: Phone: (888) 697-9661 or (866) 306-0232

Part 1. Member Information:

Name of Member:

Social Security No.

or Taxpayer

Identification No.:

Telephone Number: (     )

Part 2. Amount of Interest in the Fund being Tendered:

☐	Entire limited liability company interest.
☐	Portion of limited liability company interest expressed as a specific dollar value. (A minimum interest with a value greater than: (a) the current minimum initial investment requirement imposed by the Fund, net of the incentive allocation, if any, or net of the tentative incentive allocation, if any; or (b) the tentative incentive allocation, if any, must be maintained (the "Required Minimum Balance").)*

$

☐	Portion of limited liability company interest in excess of the Required Minimum Balance.

*The undersigned understands and agrees that if the undersigned tenders an amount that would cause the undersigned's capital account balance to fall below the Required Minimum Balance, the Fund may reduce the amount to be purchased from the undersigned so that the Required Minimum Balance is maintained.

Part 3. Payment.

Cash Payment

Cash payments will be wire transferred directly to the undersigned's brokerage account through which the member invested in the Fund. The undersigned hereby represents and warrants that the undersigned understands that, for cash payments wired directly to such undersigned's brokerage account, and upon a withdrawal of this cash payment from the account, the broker may impose any fees that would customarily be assessed upon the withdrawal of cash from the account. (Any payment in the form of marketable securities would be made by means of special arrangement with the undersigned.)

C-3

Global Chartist Fund, LLC

Promissory Note

The promissory note reflecting the contingent payment portion of the purchase price, if applicable, will be deposited directly to the undersigned's brokerage account through which the member invested in the Fund. The undersigned hereby represents and warrants that the undersigned understands that any contingent payment of cash due pursuant to the Note will also be deposited directly to such undersigned's brokerage account, and upon a withdrawal of this cash from the account, the broker may impose any fees that would customarily be assessed upon the withdrawal of cash from the account. (Any payment in the form of marketable securities would be made by means of special arrangement with the undersigned.)

C-4

Global Chartist Fund, LLC

Part 4. Signature(s).

For Individual Investors and Joint Tenants:	For Other Investors:
____________________________________ Signature (Signature of Owner(s) Exactly as Appeared on Subscription Agreement)	____________________________________ Signature (Signature of Owner(s) Exactly as Appeared on Subscription Agreement)
____________________________________ Print Name of Investor	____________________________________ Print Name of Investor
____________________________________ Joint Tenant Signature if necessary (Signature of Owner(s) Exactly as Appeared on Subscription Agreement)	____________________________________ Print Name of Signatory and Title
____________________________________ Print Name of Joint Tenant	____________________________________ Co-signatory if necessary (Signature of Owner(s) Exactly as Appeared on Subscription Agreement)
____________________________________ Print Name and Title of Co-signatory

Date:

C-5

EXHIBIT D

Form of Notice of Withdrawal of Tender

(To be provided only to members that call and request the form.)

NOTICE OF WITHDRAWAL OF TENDER

Regarding Interests in

GLOBAL CHARTIST FUND, LLC

Tendered Pursuant to the Offer to Purchase
Dated April 24, 2013

The Offer and withdrawal rights will expire at, and this Notice of Withdrawal must be received by the Fund by, 12:00 midnight, Eastern Time, on Tuesday, May 21, 2013, unless the Offer is extended.

Complete this Notice of Withdrawal and Return by Mail or Fax to:

BNY Mellon Alternative Investment Services

P.O. Box 220

Claymont, DE 19703

Attn: OPCO Investor Services

Fax:     (302) 791-3105

(302) 793-8132

For additional information:
Phone: (888) 697-9661 or (866) 306-0232

D-1

Global Chartist Fund, LLC

Ladies and Gentlemen:

The undersigned wishes to withdraw the tender of its limited liability company interest in Global Chartist Fund, LLC (the "Fund"), or the tender of a portion of such interest, for purchase by the Fund that previously was submitted by the undersigned in a Letter of Transmittal dated _____________________.

This tender was in the amount of:

☐	Entire limited liability company interest.

☐	Portion of limited liability company interest expressed as a specific dollar value

$_______________________

☐	Portion of limited liability company interest in excess of the Required Minimum Balance.

The undersigned recognizes that upon the submission on a timely basis of this Notice of Withdrawal of Tender, properly executed, the interest in the Fund (or portion of the interest) previously tendered will not be purchased by the Fund upon expiration of the tender offer described above.

Signature(s).

For Individual Investors and Joint Tenants:	For Other Investors:
____________________________________ Signature (Signature of Owner(s) Exactly as Appeared on Subscription Agreement)	____________________________________ Signature (Signature of Owner(s) Exactly as Appeared on Subscription Agreement)
____________________________________ Print Name of Investor	____________________________________ Print Name of Investor
____________________________________ Joint Tenant Signature if necessary (Signature of Owner(s) Exactly as Appeared on Subscription Agreement)	____________________________________ Print Name of Signatory and Title
____________________________________ Print Name of Joint Tenant	____________________________________ Co-signatory if necessary (Signature of Owner(s) Exactly as Appeared on Subscription Agreement)
____________________________________ Print Name and Title of Co-signatory

Date:

D-2

EXHIBIT E

Forms of Letters from the Fund
to Members in Connection with the Fund's Acceptance of Tenders of Interests

THIS LETTER IS BEING SENT TO YOU IF YOU TENDERED YOUR ENTIRE INTEREST IN THE FUND.

May 28, 2013

Dear Member:

Global Chartist Fund, LLC (the "Fund") has received and accepted for purchase your tender of a limited liability company interest in the Fund. Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our purchase of your interest in the Fund and the manner in which payment of the purchase price is being distributed, in accordance with the terms of the tender offer.

Because you have tendered and the Fund has purchased your entire investment, you have been paid at least 95% of the purchase price based on the estimated unaudited net asset value of the Fund as of May 23, 2013, in accordance with the terms of the tender offer. A cash payment in this amount has been wired directly into your brokerage account through which you invested in the Fund.

The balance of the purchase price will be paid to you after the completion of the Fund's 2013 year-end audit and is subject to year-end audit adjustment. This amount, together with interest, will be paid within ten calendar days after the conclusion of the year-end audit, or on such earlier date as the Fund's Board of Managers may determine, according to the terms of the tender offer. We expect the audit to be completed by the end of February 2014.

Should you have any questions, please feel free to contact the Fund's Administrator, BNY Mellon Alternative Investment Services, at (888) 697-9661 or (866) 306-0232.

Sincerely,

Global Chartist Fund, LLC

Enclosure

E-1

THIS LETTER IS BEING SENT TO YOU IF YOU TENDERED A PORTION OF YOUR INTEREST IN THE FUND.

May 28, 2013

Dear Member:

Global Chartist Fund, LLC (the "Fund") has received and accepted for purchase your tender of a portion of your limited liability company interest in the Fund. Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our purchase of a portion of your interest.

Since you have tendered only a portion of your investment, you have been paid 100% of the amount requested in cash, provided that your account retains the required minimum balance, in accordance with the terms of the tender offer. The funds were wired directly into your brokerage account through which you invested in the Fund. You remain a member of the Fund with respect to the portion of your interest in the Fund that you did not tender.

Should you have any questions, please feel free to contact the Fund's Administrator, BNY Mellon Alternative Investment Services, at (888) 697-9661 or (866) 306-0232.

Sincerely,

Global Chartist Fund, LLC

Enclosure

E-2